

January 14, 2013

<u>Via Facsimile</u>
Leong Kok Ho
Chief Financial Officer
China Yuchai International Limited
16 Raffles Quay
#39-01A Hong Leong Building
Singapore 048581

      Re: **China Yuchai International Limited**
               Form 20-F for the Fiscal Year Ended December 31, 2011
               Filed April 19, 2012
               File No. 1-13522

Dear Mr. Ho:

      We refer you to our comment letters dated December 4, 2012 and December 21, 2012 regarding business contacts with Cuba, Iran and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Cecilia Blye

                        Cecilia Blye, Chief
                        Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance